                             As filed with the Securities and Exchange Commission on February 10, 1999.
                                                                                                      REGISTRATION NO. 333-_________

====================================================================================================================================


                                                SECURITIES AND EXCHANGE COMMISSION
                                                      WASHINGTON, D.C. 20549

                                                       --------------------

                                                             FORM S-3
                                      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                                  APPLIED VOICE RECOGNITION, INC.
                                      (Exact name of registrant as specified in its charter)

             DELAWARE                                    6770                              87-042552
  (State or other jurisdiction               (Primary Standard Industrial               (I.R.S. Employer
of incorporation or organization)             Classification Code Number)             Identification Number)

                                                  4615 POST OAK PLACE, SUITE 111
                                                       HOUSTON, TEXAS 77027
                                                          (713) 621-5678
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         TIMOTHY J. CONNOLLY                                                              With copies to:
       CHIEF EXECUTIVE OFFICER AND                                                        ROBERT G. REEDY
         CHAIRMAN OF THE BOARD                                                         PORTER & HEDGES, L.L.P.
      APPLIED VOICE RECOGNITION, INC.                                                 700 LOUISIANA, 35TH FLOOR
      4615 POST OAK PLACE, SUITE 111                                                  HOUSTON, TEXAS 77002-2764
          HOUSTON, TEXAS 77027                                                             (713) 226-0600
             (713) 621-5678
      (Name and address, including zip code, and telephone number, including area code, of agent for service)

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with a dividend or interest reinvestment plan, please check the following box.[x]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_] ________________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_] _____________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]

                                                       --------------------
                                                  CALCULATION OF REGISTRATION FEE
===================================================================================================================================

TITLE OF EACH CLASS OF            AMOUNT TO     PROPOSED MAXIMUM OFFERING      PROPOSED MAXIMUM AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED     BE REGISTERED      PRICE PER SHARE /(1)/           OFFERING PRICE /(1)/       REGISTRATION FEE /(1)/

-----------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value             1,535,380            $1.4375                     $2,207,108.75                   $  614
 $.001 per share/(2)/
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value               497,983            $1.4375                     $  715,850.56                   $  199
 $.001 per share/(3)/
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value               167,638            $1.4375                     $  240,979.63                   $   67
 $.001 per share/(4)/
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value             2,473,250            $1.4375                     $3,555,296.88                   $  988
 $.001 per share/(5)/
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value               877,644            $1.4375                     $1,261,613.25                   $  351
 $.001 per share
------------------------------------------------------------------------------------------------------------------------------------

   TOTAL                            5,551,895            $1.4375                     $7,980,849.06                   $2,219
====================================================================================================================================

(1) Pursuant to Rule 457(c), the registration fee is calculated based on the average of the high and low prices for the Common
    Stock on February 5, 1999 of $1.4375 per share.

(2) Issuable upon conversion of 153,538 shares of Series C Preferred Stock, par value $.10 per share (the "Series C Preferred
    Stock"). For the purpose of estimating the number of shares of Common Stock to be included in the Registration Statement of which this Prospectus is a part, the Company calculated the number of shares of Common Stock issuable in connection with the conversion of the Company's Series C Preferred Stock using the current conversion rate of the Series C Preferred Stock of 10 shares of Common Stock for each share of Series C Preferred Stock (subject to adjustment). In addition to the estimated number of shares set forth in the table, the amount to be registered includes a presently indeterminate number of shares issuable upon conversion of or otherwise in respect of the Series C Preferred Stock as such number may be adjusted as a result of stock split, stock dividend and antidilution provisions in accordance with Rule 416.

(3) Issuable upon conversion of 2,285 shares of Series B Preferred Stock, par value $.10 per share (the "Series B Preferred Stock"). The Series B Preferred Stock has a floating conversion rate calculated by dividing the $1,000 stated value of the shares being converted by an amount equal to 78% of the 5 day average closing bid price of the Common Stock; provided, however, that such conversion rate cannot be below $.75. As of February 5, 1999, the outstanding shares of Series B Preferred Stock would have been convertible into an aggregate of approximately 1,768,736 shares of Common Stock. For the purpose of estimating the number of shares of Common Stock to be included in the Registration Statement of which this Prospectus is a part, the Company calculated the number of shares of Common Stock issuable in connection with the conversion of the Company's Series C Preferred Stock using an estimated average conversion price of $1.25 (subject to adjustment). The Company previously registered 2,500,000 shares of Common Stock for issuance upon conversion of the Series B Preferred Stock on Form S-3 (No. 333-44053). Of those previously registered shares, only 1,169,983 shares have been issued to date, which leaves 1,330,017 additional shares of Common Stock may be issued under the first registration statement. In addition to the estimated number of shares set forth in the table, the amount to be registered includes a presently indeterminate number of shares issuable upon conversion of or otherwise in respect of the Series C Preferred Stock as such number may be adjusted as a result of stock split, stock dividend and antidilution provisions in accordance with Rule 416.

(4) Issuable as dividends on the Company's Series A Preferred Stock, par value $.10 per share (the "Series A Preferred Stock"), and the Series C Preferred Stock. The dividends are payable in stock in an amount determined by the then prevailing market price of the stock. The Company calculated the number of shares to be included hereby by assuming an average stock price of approximately $1.75 for the Common Stock.

(5) Issuable upon exercise of options and warrants for that number of shares at exercise prices of between $1.00 and $3.00 per share. Also includes an indeterminate number of shares issuable on exercise of the options and warrants as adjusted pursuant to antidilution provisions of such option and warrants, in accordance with Rule 416.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS
----------



                        APPLIED VOICE RECOGNITION, INC.

                                  ----------

                                5,551,895 SHARES
                                  COMMON STOCK

                                  ----------

   Applied Voice Recognition, Inc. has prepared this prospectus for use by the selling stockholders listed on page 13 of this prospectus to allow them to sell such shares without restriction. The selling stockholders have indicated that sales may be made by the methods described in the section entitled "Plan of Distribution" in this prospectus. We will file a supplemental prospectus if required to do so by applicable securities laws to describe specific sales of shares or to identify any selling stockholders not listed in this prospectus.

   Our common stock trades on the Over-the-Counter Bulletin Board under the symbol "AVRI." On February 5, 1999, the last reported sale price of the common stock was $1.375 per share.

   We will not receive any portion of the proceeds resulting from the sale of the shares offered by the selling stockholders under this prospectus. In addition, we will pay for certain of the expenses relating to the registration of the shares. However, we may receive up to approximately $3,705,000 if all of the options and warrants held by the selling stockholders are exercised in full. See "Plan of Distribution" and "Selling Stockholders."

   Our principal executive offices are located at 4615 Post Oak Place, Suite 111, Houston, Texas 77027, and our telephone number is (713) 621-5678.

                                  ----------

        YOUR SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" ON PAGES 3-12
           OF THIS PROSPECTUS BEFORE DECIDING TO BUY OUR SECURITIES.

                                  ----------

   Neither the Securities and Exchange Commission nor any state securities commission has approved of the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

               The date of this prospectus is ____________, 1999.

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----

Where You Can Find More Information....................................   2
Risk Factors...........................................................   3
About Us...............................................................  12
Use of Proceeds........................................................  12
Selling Stockholders...................................................  13
Plan of Distribution...................................................  17
Legal Matters..........................................................  17
Experts................................................................  17


                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement on Form S-3 with the SEC to register the securities offered hereby. This prospectus does not contain all of the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement for further information about us and the securities the selling stockholders are offering. Statements made in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of those contracts or other documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

   SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to other documents we file with them. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 until all of the securities covered by this prospectus are sold:

   . Annual Report on Form 10-KSB for the year ended December 31, 1997, as amended;

   . Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 1998, as amended;

   . Current Reports on Form 8-K as filed on January 20, May 19, and December 16, 1998, and January 15, 1999, as amended; and

   . The description of our common stock contained in the Form 8-A effective January 9, 1998 (Commission File No. 000-23607), including any amendments or reports filed to update the description.

   You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address:

                        Applied Voice Recognition, Inc.
                        4615 Post Oak Place, Suite 111
                        Houston, Texas 77027
                        Attention: Chief Financial Officer
                        (telephone (713) 621-5678)

                                  RISK FACTORS

          You should carefully consider the following risk factors and other information set forth in this prospectus before deciding to buy our securities.

LIMITED HISTORY OF BUSINESS OPERATIONS; ANTICIPATION OF CONTINUED LOSSES

Due to its limited nature, you should not rely on our operating history as an indicator of our future performance.

We have incurred significant net losses since our inception and expect to continue to incur significant losses on a quarterly and annual basis in the future. For the nine months ended September 30, 1998, we recorded a net loss of $5,339,922, or $.43 per share, on net sales of $475,303. As of September 30, 1998, our accumulated deficit was $11,383,660. We have achieved only limited revenues to date, and our ability to generate significant revenues is subject to substantial uncertainty. Our limited operating history makes the prediction of future results of operations difficult or impossible, and we may not be able to sustain revenue growth or achieve profitability. Prior to January 1998, our marketing and development efforts were focused on the creation and sale of voice recognition word processing products intended for the general office market. In January 1998, we began to focus on the medical transcription needs of the healthcare industry. During this time, we redesigned our principal product to focus on this new market, worked to develop an integrated, internet-based complete medical transcription solution, and acquired traditional medical transcription companies in the Dallas, Texas; New York, New York; Manila, Phillippines; and Denver, Colorado areas. However, we have achieved limited revenues to date from sales of our medical transcription voice recognition software and the performance of traditional medical transcription services. Accordingly, we have a limited operating history upon which you can base an evaluation of us and our current prospects. You must consider us and our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the electronic medical transcription market. To address these risks, we must respond to competitive developments, continue to attract, retain and motivate qualified persons, successfully implement our advertising program, continue to upgrade our technologies, commercialize products and services incorporating such technologies, and successfully implement our strategic business and acquisition plan to penetrate the healthcare transcription market. We may not be successful in addressing such risks.

SUFFICIENCY OF FUNDS

We will be required to raise additional capital in order to continue our growth strategy.

We expect to continue to incur significant losses on a quarterly and annual basis in the near future on limited sales of our products and services. In addition, we may not be successful in increasing sales of our products and services for the long term, or be able to achieve profitability. Further, we have had working capital deficits in the past. Our long-term capital requirements will depend on many factors, including, cash flow from operations, working capital requirements, product development expenses and capital expenditures. We will also require substantial additional capital in order to implement our acquisition and growth strategy. Historically, we have relied upon the sale of equity securities and short-term loans as our primary sources of funding to finance operations and acquisitions. To the extent that existing resources are insufficient to fund our operations and acquisition activities in the short- or long-term, we will need to raise additional funds through public or private financings. It is anticipated that we will require additional capital to complete future acquisitions. We may not be able to raise additional financing on terms favorable to us or to our stockholders without substantial dilution of their ownership and rights. If we are unable to raise sufficient funds to satisfy either short- or long-term requirements, we may be required to significantly alter our acquisition and growth strategy, curtail operations significantly, forego market opportunities or obtain funds through arrangements with strategic partners or others that may require us to relinquish material rights to certain of our technologies or potential markets.

RISKS ASSOCIATED WITH A DEVELOPING MARKET AND THE ACCEPTANCE OF OUR PRODUCTS AND SERVICES

Growth in the use of automated speech recognition technology in the healthcare transcription industry is an important factor in our business plan.

The medical transcription market is well established; however, the use of automated speech recognition ("ASR") in the healthcare transcription industry, and the ASR market in general, has only recently begun to develop and is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent new product introductions and enhancements. The healthcare transcription-related ASR market is highly dependent upon the increased use of speech recognition technology by healthcare professionals and continued price and performance improvements in personal computers. Our future operating results will depend upon the emergence of ASR technology in the healthcare transcription market, our ability to develop and improve our technology and the successful implementation of our marketing plan. However, the healthcare transcription-related ASR market may not develop or we may not achieve market acceptance of our products and services or execute our business plan successfully. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The industry is young and has few proven products. If widespread use of ASR technology does not develop in the healthcare transcription industry, our business, results of operations and financial condition will be materially adversely affected. Because the market for our products and services is new and evolving, it is difficult to predict the size of this market and growth rate, if any. The market for our products and services may not develop or the demand for our products or services may not emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our products and services do not achieve or sustain market acceptance, our business, results of operations and financial condition will be materially adversely affected.

DEPENDENCE ON PRINCIPAL PRODUCTS AND SERVICES

Our future results depend primarily upon the successful introduction of our newest product for the healthcare transcription market and the efficient integration and operation of the newly acquired transcription operations.

We primarily derive our revenue from (i) the sale of licenses of our healthcare dictation voice recognition software applications, the VOICECOMMANDER(TM) line of products, and training and maintenance services associated with the installation and on-going use of the software, and (ii) the sale of traditional transcription services. In addition, we recognize some revenue from the sale of computer hardware that is bundled with our software application at the customer's request. Our current product, VOICECOMMANDER(TM) 4.0, PROFESSIONAL EDITION, for the healthcare transcription market, enables healthcare professionals to automatically transcribe patient notes and records through the use of a hand-held digital recorder and specially-equipped PC. To date, we have had limited revenues from sales of our VOICECOMMANDER(TM) line of products and have only derived revenue from the sale of traditional transcription services since the acquisition of our first transcription services company in March 1998. However, we expect that in the foreseeable future we will derive substantially all of our revenues from the sale of VOICECOMMANDER(TM) 4.0, PROFESSIONAL EDITION, fees generated by traditional transcription services, and from the sale of VOICECOMMANDER(TM) 99 ("VC99"), our newest ASR product for the healthcare transcription market. VC99 is intended to provide a completely mobile dictation solution designed to improve the quality and reduce the costs of healthcare transcription needs through the use of voice recognition, hand-held digital recording technology, and internet driven technologies. Our future financial performance will depend in significant part on our ability to develop and introduce VC99, which is scheduled to be released in February 1999. However, we may not be successful in developing this or other products or services in a manner which meets with market acceptance. In addition, new product releases by us, whether improved versions of our current ASR products or introductions of other new products, may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and adversely affecting the use of our product(s) and services. Our future success will depend in significant part on our ability to develop new product releases and to continually improve the performance, features and reliability of our current ASR products in response to both evolving demands of the healthcare transcription marketplace and competitive product offerings, and we may not be successful in doing so. In addition to our revenues from sales of our products, we receive revenue from sales of traditional transcription services. As a result, any factors adversely affecting the traditional transcription market, such as increased price competition or the introduction of technologically superior products and services, could have a material adverse effect on us.

RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY

Acquisition strategies present risks that could materially affect our business and financial performance.

One element of our growth strategy is to acquire traditional healthcare transcription companies in major US and overseas markets. Our acquisition strategy presents risks that, singly or in any combination, could materially adversely affect our business and financial performance. These risks include the following:

   . risks inherent in assessing the value, strengths, weaknesses, integratability, contingent or other liabilities and potential profitability of the acquisition candidates;
   . the possibility of an adverse effect on our existing operations from the diversion of management attention and resources to acquisitions;
   . the possible loss of acquired customers and key personnel, including sales representatives and transcriptionists; and
   . the risk we may assume or acquire significant liabilities that we fail or are unable to discover in connection with any acquisition.

The success of our acquisition strategy will depend on the extent to which acquisition candidates continue to be available and whether we are able to acquire, successfully integrate and profitably manage additional transcription businesses. We have identified certain possible acquisition candidates, but do not currently have the financing in place to complete all of these acquisitions, and the timing, size and success of our acquisition efforts and the associated capital commitments cannot be readily predicted. Accordingly, our acquisition strategy may not succeed.

MANAGEMENT OF GROWTH; NEED TO ESTABLISH INFRASTRUCTURE; ADDITIONAL PERSONNEL

Our success will depend on our ability to effectively manage our growth and attract and retain additional personnel.

The rapid execution necessary for us to successfully offer our products and services and implement our business plan and acquisition strategy in a rapidly evolving market requires an effective planning and management process. Our rapid growth places a significant strain on our managerial, operational and financial resources. In order to manage our growth, we must:

   . implement and improve our operational and financial systems;
   . integrate the operational and financial systems of the acquired transcription operations into existing systems;
   . expand, train and manage our employee base; and . hire additional technical support personnel in order to convert healthcare professionals from traditional to ASR related transcription methods.

There can be no assurance that we have made adequate allowances for the costs and risks associated with this expansion, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully offer our products and services and implement our business plan and acquisition strategies simultaneously. Our future operating results will also depend on our ability to expand our sales and expand our support organization commensurate with the growth of our business. Any failure by our management to effectively anticipate, implement and manage the changes required to sustain our growth could have a material adverse effect on our business, results of operations and financial condition. We may not be able to effectively manage such change.

RAPID TECHNOLOGICAL CHANGE

We must respond quickly to technological developments and evolving industry standards in order to remain competitive.

The healthcare information services industry is characterized by rapid technological change, evolving customer needs and emerging technical standards. While we believe that utilizing ASR technology can significantly enhance the rendering of transcription services in the healthcare information services industry, the introduction of competing services or products incorporating new technologies, and the emergence of new technical standards could render some or all of our services as unmarketable. We believe that our future success is dependent in part on our ability to enhance our current services and develop new services that keep pace with technological developments and emerging technical standards, and that address the increasingly sophisticated needs of our customers. We may not be successful in developing and marketing enhancements to our existing services or new services that respond to technological developments, emerging technical standards, or evolving customer needs, on a timely basis or at all, and such enhancements or new services, if developed and introduced, may not achieve market acceptance. The failure to develop and introduce service enhancements and new services in a timely and cost-effective manner in response to changing technologies or customer requirements, would have a material adverse effect on our business, financial condition and results of operations.

RISKS ASSOCIATED WITH OUR DEPENDENCE ON THIRD-PARTY PROPRIETARY RIGHTS

All of our software products currently utilize IBM speech recognition software engines. The loss of this relationship would force us to redesign our products to use alternative technology.

All of our current products utilize third-party speech recognition software engines. There are currently four major speech recognition software engine manufacturers: Lernout & Hauspie Speech Products USA, Inc. ("L&H"), International Business Machines Corp. ("IBM"), Philips Electronics N.V. ("Philips"), and Dragon Systems, Inc ("Dragon"). We currently have a non-exclusive OEM Distribution Agreement with IBM that entitles us to embed and utilize IBM's ViaVoice(TM) technology in our products. For each unit of our product that we license (sell), we must pay a license fee to IBM. IBM may not continue to manufacture and support ViaVoice(TM) or our arrangement with IBM may be terminated. The agreement with IBM may be terminated by IBM at any time for acts or omissions that are considered to be so serious as to warrant termination. Although we have previously purchased 10,000 licenses of ViaVoice(TM) from IBM, which can serve the needs of 40,000 customers, we may need to buy additional licenses from IBM. We believe that if IBM discontinued or was unable to manufacture or support ViaVoice(TM) or terminated our agreement with us that, with adequate time, we could develop our products to utilize speech technology from other companies. In December 1998, we entered into an OEM/VAR agreement with L&H. Pursuant to the agreement with L&H, we agreed to use L&H speech products, subject to L&H developing a speech recognition software engine of equal or superior features as IBM's ViaVoice(TM), during the term of the agreement. If we are unable to utilize the IBM or L&H technology and are unable to develop products capable of utilizing alternative technology, our business, results of operations and financial condition would be materially adversely affected.

COMPETITION

We are in an extremely competitive industry that is dominated by several companies which have significantly greater financial, technical, and marketing resources than we have.

Healthcare Transcription Services Market. The transcription services industry remains highly fragmented and primarily consists of small, local or regional companies. As a result, we compete with a large number of third-party transcription companies that offer services similar to ours and that target the same customers and qualified transcriptionists. In addition, there are several large national transcription service providers: Medquist, Inc. (which recently acquired MRC Group, Inc., another large transcription service provider), Transcend Services, Inc., Harris Corp. and Rodeer Systems, Inc. These competitors have significantly greater resources than us. We believe that our ability to compete depends upon many factors within and outside of our control, including the timing and market acceptance of our new ASR related transcription services and other service enhancements developed by us and our competitors, service quality, performance, price, reliability, customer service and support and ability to attract qualified transcriptionists. In addition, the potential exists for large companies that do not currently provide transcription services, but which currently provide other services to the healthcare industry, to enter the transcription services field. For example, IDX Systems Corporation ("IDX") recently announced the acquisition of EDIX Transcription, one of our larger competitors. IDX is a provider of health care information services and stated that it acquired EDIX because of perceived synergies of the medical transcription business (data input) and health information management businesses and is an example of an existing company that could and has become a competitor. Such potential competitors could have substantially greater financial, technical and marketing resources than us. As a result, such potential competitors, if they were to enter the transcription business, could be able to respond more quickly to evolving technological developments, changing customer needs or emerging technical standards or to devote greater resources to the development, promotion or sale of their services. Our services also compete with the in-house transcription staffs of our potential customers. While we believe that our growth and earnings will benefit from the outsourcing by healthcare providers of non-patient care functions, including transcription services, the current trend could change direction and cause healthcare providers to bring all or some of those services in-house. In addition, competition may increase due to consolidation of transcription companies. Increased competition may result in price reductions for our services, reduced operating margins and an inability to increase our market share, any of which would have a material adverse effect on our business, financial condition and results of operations. We may not be able to compete successfully against current or future competitors, and competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

Healthcare Related ASR Products Market. The market for healthcare related ASR products and services is also highly competitive. There are no substantial barriers to entry, and we expect that competition will continue to intensify. Although we believe that the healthcare related ASR technology market will provide opportunities for more than one supplier of products and services similar to ours, it is possible that a single supplier may ultimately dominate this market. We believe that the principal competitive factors in this market are name recognition, performance, ease of use, variety of value-added services, functionality and features and quality of support. A number of companies offer competitive products addressing our target markets. The primary competitors of our products and services are IBM, L&H, Philips and Dragon. In the future, we may encounter additional competition from new input/control devices as yet undeveloped. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than us. Competition from licensees of our products and technology may also adversely affect us. Our competitors may develop healthcare related ASR products and services that are superior to ours or that may achieve greater market acceptance than our offerings. Moreover, a number of our current customers have established relationships with certain of our competitors and future customers may establish similar relationships. We may not be able to compete successfully against our current or future competitors or competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

Our success is heavily dependent upon our retention of certain of our key officers.

Our performance is substantially dependent on the performance of our executive officers and key employees all of whom have worked together for a relatively short period of time. In particular, the services of Timothy J. Connolly, H. Russell Douglas and Robin P. Ritchie would be difficult to replace. We have entered into employment agreements with Messrs. Connolly, Douglas and Ritchie. In addition, we have a $1,000,000 key person life insurance policy on the life of Mr. Connolly. However, $1,000,000 may not be sufficient to compensate us for the loss of Mr. Connolly's services, and we do not have such policies in place on any of our other employees. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, results of operations or financial condition. We are heavily dependent upon our ability to attract, retain and motivate skilled technical and managerial personnel. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire or retain the necessary technical and managerial personnel could have a material adverse effect upon our business, results of operations or financial condition.

ABILITY TO ATTRACT QUALIFIED TRANSCRIPTIONISTS

Competition for qualified transcriptionists is intense.

Our success is also dependent, in part, upon our ability to attract and retain qualified transcriptionists, who can provide the accuracy and turnaround time required by our customers. Competition for transcriptionists is intense. We may not be successful in attracting and retaining the personnel necessary to conduct our business successfully. In addition, our inability to attract, hire, assimilate and retain such personnel could have a material adverse effect upon our business, financial condition and results of operations. In order to reduce this risk, we purchased a transcription facility in Manila, Phillippines, to provide an additional source of qualified transcriptionists. However, we may ultimately prove unable to attract sufficient qualified transcriptionists to operate this or others of our facilities.

UNCERTAINTY REGARDING GOVERNMENT HEALTHCARE REFORM AND REGULATION

Our business may be adversely affected by future changes in governmental regulations relating to the healthcare industry.

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the outsourcing arrangements of healthcare providers. Several states and the United States federal government are investigating a variety of alternatives to reform the healthcare delivery system and further reduce and control healthcare spending. These reform efforts include proposals to limit spending on healthcare items and services, limit coverage for new technology, limit or control directly the prices healthcare providers and drug and device manufacturers may charge for their services and products, and otherwise change the environment in which providers operate. The scope and timing of such reforms cannot be predicted at this time, but if adopted and implemented, they could have a material adverse effect on our business. Healthcare providers may react to these proposals and the uncertainty surrounding such proposals by curtailing outsourcing arrangements or deferring decisions regarding the use of outsourced services. In response to this environment, many healthcare providers are consolidating to create larger healthcare delivery organizations. This consolidation reduces the number of potential customers for our products and services, and increases the bargaining power of these organizations, which could lead to reductions in the amount we are able to charge for our products and services. The impact of these developments in the healthcare industry is difficult to predict and could have a material adverse effect on our business, operating results and financial condition.

In providing our services, we are subject to certain statutory, regulatory and common law requirements regarding the confidentiality of such medical information. We require our personnel to agree to keep all medical information confidential and monitor compliance with applicable confidentiality requirements. However, the failure to comply with such confidentiality requirements could have a material adverse effect on our business, operating results and financial condition.

INTELLECTUAL PROPERTY AND PROPERTY RIGHTS

Our success is heavily dependent upon a combination of proprietary software technology and hardware purchased and licensed from third parties. Our current protections may not be sufficient to protect these technologies.

We currently have only one issued patent and three patent applications pending, and rely on a combination of trade secret, copyright and trademark laws, non-disclosure agreements and contractual provisions to protect our proprietary rights in our software and technology. However, these protections may not prevent misappropriation of this technology. Moreover, third parties could independently develop competing technologies that are substantially equivalent or superior to our technologies. Although we believe that our services and products and the proprietary rights developed or licensed by it do not infringe patents and proprietary rights of other parties, those parties may assert infringement claims, regardless of merit, against us in the future. In addition, we have applied for several federal service mark and trademark registrations for certain of the marks we use, and have been granted U.S. Trademarks for various marks, including Applied Voice Recognition and "VOICE-COMMANDER(TM)." There can be no assurance that any further trademark registrations will be issued or, if issued, will provide us with adequate protection against competitors.

Any patent applications now pending or filed in the future may not result in patents being issued or, if patents are issued, the claims allowed may not be sufficiently broad to protect what we believe to be our proprietary rights. In addition, pending applications or any patents licensed to us or issued or licensed to us in the future may not afford any competitive advantages to us or may be challenged by third parties or circumvented or designed around by others. The cost of litigation to uphold the validity and prevent infringement of patents and to enforce licensing rights can be substantial. Furthermore, others may independently develop similar technologies or duplicate the technology owned by or licensed to us or design around the patented aspects of such technology. Our services and products may or may not infringe patents or other rights owned by others, licenses for which may not be available to us.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

Various market and economic factors may cause our future quarterly operating results to vary.

Because of our limited operating history, we do not have historical financial data for any significant period of time on which to base planned operating expenses. Our expense levels are based in part on our expectations as to future revenues and, to a large extent, are fixed. Quarterly sales and operating results are generally difficult to forecast. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to our expectations would have an immediate adverse impact on our business, results of operations and financial condition. In addition, we plan to pursue strategic acquisitions in the healthcare transcription industry and to significantly increase our operating expenses to fund greater levels of research and development, increase our sales and marketing operations, broaden our customer support capabilities and establish brand identity and strategic alliances. To the extent that such expenses precede or are not subsequently followed by increased revenues, our business, results of operations and financial condition will be materially adversely affected.

Our operating results may fluctuate significantly in the future because of a variety of factors, some of which are beyond our control. These factors include general economic conditions, specific economic conditions in the ASR industry in general and the healthcare transcription related ASR industry specifically, usage of healthcare transcription related ASR technology, seasonal trends in sales, capital expenditures and other costs relating to the expansion of operations, the introduction of new products or services by us or our competitors, the mix of the services sold and the channels through which those services are sold and pricing changes. As a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on our business, results of operations and financial condition. We believe that period to period comparisons of our operating results are not meaningful and should not be relied upon for an indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter, our operating results may be below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be materially adversely affected.

CONCENTRATION OF STOCK OWNERSHIP

Our insiders beneficially own a majority of our common stock.

Our officers, directors and holders of more than 5% of our outstanding voting securities beneficially own or have voting control over a total of 15,035,913 shares, which if all were issued today, would represent approximately 68.8% of the total outstanding common stock. Accordingly, these stockholders will have substantial influence over our policies and management, and if these stockholders act as a group, they will be able to elect substantially all of our directors, to dissolve, merge, or sell our assets. In addition pursuant to their certificates of designation and other agreements, certain of our preferred stockholders have the right to designate members of the Board of Directors, as follows:

   . SERIES A and C PREFERRED STOCK--For so long as Entrepreneurial Investors,
     Ltd. ("EIL") owns at least 156,250 shares of the Series A Preferred Stock or the current holders of the Series C Preferred Stock hold at least 77,263 shares of the Series C Preferred Stock, we have agreed to use our best efforts to have one member of the Board of Directors be chosen on their behalf by Equity Services, Ltd. ("ESL").

     EIL currently holds 186,000 shares of the Series A Preferred Stock and the holders of the Series C Preferred Stock currently hold 153,538 shares of the Series C Preferred Stock. As a result, ESL nominated Mr. Daniel S. Dornier to our Board of Directors on their behalf in July 1998.

   . SERIES D PREFERRED STOCK--In addition, L&H, as the current holder of our Series D Preferred Stock, has the right to nominate two members to the Board of Directors, who will also serve as two of the four members of the Executive Committee of the Board of Directors. As of the date hereof, L&H has nominated Messrs. Jo Lernout and Thomas Denys as their two directors, both of whom will be appointed to the Board of Directors at the next scheduled board meeting.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

The market price of our common stock could be adversely affected by sales of restricted and other securities.

As of February 5, 1999, there were approximately 16,065,991 shares of our common stock issued and outstanding. Approximately 3,000,000 shares of common stock are issuable upon exercise of employee and director stock options under our 1997 Incentive Plan and will become eligible for sale in the public markets at prescribed times in the future. Our issuance of such 3,000,000 shares is registered on a Form S-8 Registration Statement. As of September 30, 1998, other outstanding options were exercisable to purchase approximately 435,000 shares of common stock. We also have outstanding warrants which are exercisable into an aggregate of 3,442,946 shares of common stock. In addition, our series of preferred stock are convertible into additional shares of our common stock. The following table illustrates the maximum number of shares of common stock issuable upon the conversion of our outstanding preferred stock:

                                PREFERRED STOCK
--------------------------------------------------------------------------------
                                          Issued and     Convertible into
Class of Preferred         Authorized     Outstanding   Common Stock (Max.)
--------------------------------------------------------------------------------
Series A Preferred Stock     312,500        186,000          1,004,400
Series B Preferred Stock       3,000          2,285          3,046,667
Series C Preferred Stock     231,788        153,538          1,535,380
Series D Preferred Stock       5,000          3,000          2,000,000

In addition to the shares of preferred stock listed in the table above, we are obligated to issue a total of 684 shares of Series 1 Preferred Stock and 1,500 shares of Series 2 Preferred Stock as consideration in certain of our recent acquisitions. These shares of Series 1 Preferred Stock will be issued on December 31, 1999, and the shares of Series 2 Preferred Stock will be issued in three equal installments, beginning on December 31, 1999. The shares of Series 1 and 2 Preferred Stock will be convertible into an estimated maximum of 684,000 (based upon an average stock price of $1.00) and 150,000 shares, respectively.

In addition to the shares of common stock registered for resale by the selling stockholders herein, we have registered 4,810,625 shares of common stock for resale by certain other selling stockholders. The issuance and sale of a significant number of shares of common stock upon the exercise of stock options and warrants, the conversion of our outstanding preferred stock, or the sales of a substantial number of shares of common stock pursuant to Rule 144 or otherwise, could adversely affect the market price of the common stock.

CERTAIN ANTI-TAKEOVER PROVISIONS AFFECTING STOCKHOLDERS

Our Board of Directors may authorize the issuance of preferred stock without stockholder approval.

Our Certificate of Incorporation and Bylaws contain provisions that might diminish the likelihood that a potential acquiror would make an offer for the common stock, impede a transaction favorable to the interest of the stockholders or increase the difficulty of removing incumbent Board of Directors or management. Currently, our Board of Directors has the authority, without further stockholder approval, to issue up to 2,000,000 shares of preferred stock in one or more series and to determine the price, rights, preferences and privileges of those shares. We currently have 6 series of preferred stock designated as more fully described in the table contained in the previous risk factor. See "Shares Eligible for Future Sale; Registration Rights." The rights of our common stockholders will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that is currently issued or may be issued in the future. The issuance of additional shares of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We anticipate issuing additional shares of preferred stock through one or more private placements during 1999, including the issuance of preferred stock in connection with our acquisition strategy. In addition, certain provisions of our Certificate of Incorporation, including provisions that provide for the Board of Directors to be divided into three classes to serve for staggered three-year terms, may have the effect of delaying or preventing a change of control, which could adversely affect the market price of our common stock.

LIMITED MARKET FOR SECURITIES; LACK OF LIQUIDITY

The current public market for our common stock is limited and highly volatile.

The shares of common stock offered hereby are traded on the Over-the-Counter Bulletin Board ("OTCBB"). Trading activity in our common stock should be considered sporadic, illiquid and highly volatile, and an active trading market for our common stock may not exist in the future. Even if a market for the common stock offered by this prospectus continues to exist, investors may not be able to resell their common stock at or above the purchase price for which such investors purchased such shares. In addition, the SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price (as defined in such regulations) of less than $5.00 per share, subject to certain exceptions. If the common stock meets the definition of a penny stock, it will be subjected to these regulations which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 and individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 (individually) or $300,000 (jointly with their spouse)). These regulations are currently not applicable to trading in our common stock, however, if they become applicable, these regulations could affect a holder's ability to sell any of the shares offered by this prospectus.

DIVIDENDS

We do not intend to pay cash dividends on our common stock in the near future and are required to pay dividends on our outstanding series of preferred stock.

Our proposed operations may not result in sufficient revenues to enable us to operate at a profitable level. We have not paid any dividends on our common stock to date, and have no plans to pay any dividends on our common stock for the foreseeable future. Our Series A and C Preferred Stock accrue a dividend of 4% per year, payable in shares of our common stock based on a share price equal to the average closing price of our common stock for the 30 days prior to the particular dividend date. Our Series B Preferred Stock accrues a dividend of 5% per year, payable in cash or shares of our common stock based on a share price equal to 78% of the 5 day average closing bid price of our common stock upon the date of each conversion. Our Series D Preferred Stock accrues a dividend of 10% per year, payable in shares of our common stock based on a share price equal to the average closing price of our common stock for the quarter ended on the particular dividend date. Our Series 1 and 2 Preferred Stock, when issued, will accrue an 8% dividend payable in cash or in shares of common stock based upon the greater of $1.00 or the average closing price of our common stock for the 30 days prior to the particular dividend date. Dividends on all of our shares of preferred stock are cumulative. In addition, we anticipate that any preferred stock issued in the future will also include dividend rights, including any issued in connection with our strategy of acquiring healthcare transcription companies.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this prospectus are based upon our management's beliefs and expectations and may not be correct.

This Prospectus contains certain statements that are "Forward Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Those statements include, among other things, the discussions of our business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources. Forward Looking Statements are included in this section under "Limited History of Business Operations; Anticipation of Continued Losses," "Sufficiency of Funds," "Risks Associated with a Developing Market and the Acceptance of our Products and Services," "Dependence on Principal Products and Services," "Risks Associated with our Acquisition Strategy," "Management of Growth; Need to Establish Infrastructure; Additional Personnel," "Rapid Technological Change," "Risks Associated with Our Dependence on Third-Party Proprietary Rights," "Competition," "Dependence on Key Personnel," "Ability to Attract Qualified Transcriptionists," "Uncertainty Regarding Government Healthcare Reform and Regulation," "Intellectual Property and Property Rights," "Potential Fluctuations in Quarterly Results," "Concentration of Stock Ownership," "Shares Eligible for Future Sale; Registration Rights," "Certain Anti-Takeover Provisions Affecting Stockholders," "Limited Market for Securities; Lack of Liquidity" and "Dividends." Although we believe that the expectations reflected in Forward Looking Statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, or projections involving anticipated revenues, expenses, earnings, levels of capital expenditures, liquidity or indebtedness or other aspects of operating results or financial position. All phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are outside our control and any one of which, or any combination of which, could materially affect the results of our operations and whether the Forward Looking Statements made by us ultimately prove to be accurate. Important factors that could cause actual results to differ materially from our expectations are disclosed in this "Risk Factors" section of this prospectus.

                                    ABOUT US

          We develop, market and support original, internet-based applications for automated speech recognition systems designed to meet the medical transcription needs of the healthcare industry by enabling healthcare professionals to automatically transcribe patient notes and records through the use of hand-held digital recorders and specially-equipped PCs. In addition, we provide traditional transcription services to healthcare professionals. Our principal executive offices are located at 4615 Post Oak Place, Suite 111, Houston, Texas 77027, and our telephone number is (713) 621-5678.



                                USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. However, we may receive up to approximately $3,705,000 if all of the options and warrants held by the selling stockholders are exercised for cash.

                              SELLING STOCKHOLDERS

          The following table sets forth certain information concerning each of the selling stockholder. Assuming that the selling stockholders offer all of their shares of common stock, the selling stockholders will not have any beneficial ownership. The shares are being registered to permit the selling stockholders and certain of their respective pledgees, donees, transferors or other successors in interest to offer the Shares for resale from time to time. See "Plan of Distribution."


                                              NUMBER OR SHARES                           NUMBER OF          PERCENTAGE
                                              OWNED AND TO BE         NUMBER OF           SHARES            OF SHARES
                                              OWNED PRIOR TO         SHARES BEING       OWNED AFTER         OWNED AFTER
          SELLING STOCKHOLDERS                OFFERING (1)(2)        OFFERED (2)        OFFERING (3)         OFFERING
          --------------------                ---------------        -------------      ------------        -----------
Michael Jahr............................          304,381                304,381                 0               *
Dr. Rainer Bischoff.....................           76,095                 76,095                 0               *
Ursula Heinzel..........................           76,095                 76,095                 0               *
Thomas Heinzel..........................           76,095                 76,095                 0               *
Ulfert Zollner..........................           76,095                 76,095                 0               *
Dr. Heinz Schmidt.......................          121,753                121,753                 0               *
Ralf Nickeleit-Bonnier..................           63,413                 63,413                 0               *
Cornelius Dornier (4)(5)................          225,000                232,714                 0               *
Daniel S. Dornier (4)(5)................          300,000                310,286                 0               *
Gabriele Dornier (4)(5).................          225,000                232,714                 0               *
Matthia Dornier (4)(5)..................          150,000                155,143                 0               *
Silvius Dornier (4)(5)..................          300,000                310,286                 0               *
Hermann Ebel (4)........................          195,000                201,686                 0               *
Stephen L. Pampush (4)..................           15,000                 15,514                 0               *
Peter Widenmann (4).....................           15,000                 15,514                 0               *
Equity Services, Ltd. ("ESL") (4)(6)....          601,955                334,914           270,825             1.29%
Entrepreneurial Investors, Ltd.
 ("EIL") (7)............................        1,752,871                121,234         1,662,900             7.65%
Robert J. Lopez (8)(9)..................          100,000                100,000                 0               *
William T. Kennedy (8)(10)..............          334,107                125,417           208,690               *
G-51 Capital, L.L.C. (8)................          150,000                150,000                 0               *
Voice Technologies Management Corp
 ("VTMC") (8)(11).......................        6,374,696                 95,000         6,188,613            29.69%
Timothy J. Connolly (8)(11).............        6,374,696                 39,667         6,188,613            29.69%
Jan Carson Connolly (8)(11).............        6,374,696                 60,416         6,188,613            29.69%
Kal Drooby (8)..........................           25,000                 25,000                 0               *
Stephen L. Tebo (8).....................           60,000                 60,000                 0               *
Matthew McEvoy (8)(10)..................           25,000                 25,000                 0               *
Edmore Investments (8)(12)..............          135,792                 50,000            85,792               *
John P. McEvoy (8)(10)..................           25,000                 25,000                 0               *
Charles W. Skamser (8)(13)..............           20,000                 20,000                 0               *
Paul Thomason (8).......................           80,000                 80,000                 0               *
Robin P. Ritchie (8) (14)...............           25,000                 25,000                 0               *
Milton A. Spiegelhauer (8) (15).........           25,000                 25,000                 0               *
Dr. Neil Eisenbud (8)...................           30,000                 30,000                 0               *
Michael Wilson (16).....................          383,333                250,000           133,333               *


                                              NUMBER OR SHARES                           NUMBER OF          PERCENTAGE
                                              OWNED AND TO BE         NUMBER OF           SHARES            OF SHARES
                                              OWNED PRIOR TO         SHARES BEING       OWNED AFTER         OWNED AFTER
          SELLING STOCKHOLDERS                OFFERING (1)(2)        OFFERED (2)        OFFERING (3)         OFFERING
          --------------------                ---------------        -------------      ------------        -----------

Frank Martin (17).......................            32,000               32,000                  0                *
Milbery Consulting Group, L.L.C.
 ("Milbery") (18).......................           150,000              100,000             50,000                *
Fortress Financial Group, Ltd
 ("Fortress")(19).......................           363,500              363,500                  0                *
James Brodie (20).......................            25,000               50,000                  0                *
Sands Brothers & Co., Ltd. ("Sands")
 (20)...................................           125,000              250,000                  0                *
Howard Sterling (20)....................           100,000              200,000                  0                *
Dr. Stanley H. Winokur (21).............            17,000               17,000                  0                *
Dr. James Libby (21)....................            17,000               17,000                  0                *
Dr. Dan B. Jones (21)...................            17,000               17,000                  0                *
Dr. James H. Cochran (21)...............            17,000               17,000                  0                *
Hal Scherz (21).........................             8,500                8,500                  0                *
Davis Dermer (21).......................             8,500                8,500                  0                *
Dominion Capital Fund, Ltd.
 ("Dominion") (22)......................           827,795              136,462            884,538              4.09%
 Sovereign Partners, LP ("Sovereign")
 (22)...................................           827,795              425,501          1,068,000              4.90%

*    Less than 1%.

Unless otherwise noted, none of the selling stockholders has, or within the past three years had, any position, office, or other material relationship with us or any of our predecessors and affiliates.

 (1) The selling stockholders have sole voting and sole investment power with respect to all shares owned.

 (2) Ownership is determined in accordance with Rule 13d-3 under the Exchange Act. The actual number of shares beneficially owned and offered for sale hereunder is subject to adjustment and could be materially less or more than the estimated account indicated depending upon factors which we cannot predict at this time.

 (3) Assumes the sale of all shares offered hereby to persons who are not affiliates of the selling stockholders.

 (4) Represents the number of shares of common stock issuable upon conversion of their outstanding shares of Series C Preferred Stock as calculated using the current conversion rate for the Series C Preferred Stock of 10 shares of common stock for each share of Series C Preferred Stock, subject to adjustment. In addition, the Column entitled "Number of Shares Being Offered" includes the estimated maximum number of shares of common stock which would be issuable as dividends on the Series C Preferred Stock over the period the Series C Preferred Stock remains outstanding. The 4% dividends on the Series C Preferred Stock are payable on the Liquidation Preference (which shall be the stated value of the Series C Preferred Stock of $10, plus any accrued but unpaid dividends) on a quarterly basis on the first day of each of January, April, July and October in cash or in common stock at our option. When paying dividends in common stock, the number of shares of common stock shall be based upon the thirty day average closing price prior to the dividend date of the common stock. The estimate used herein assumed a $1.75 average share price for the common stock over the estimated dividend period.

 (5) Mr. Daniel S. Dornier has served as one of our directors since July 1998. Cornelius, Gabriele, Matthia and Silvius Dornier are independent adult relatives of Mr. Daniel S. Dornier, and he expressly disclaims beneficial ownership over any of the shares held by these individuals. For so long as ESL owns at least 156,250 shares of the Series A Preferred Stock or the current holders of the Series C Preferred Stock hold at least 77,263 shares of the Series C Preferred Stock, we have agreed to use our best efforts to have one member of the Board of Directors be chosen on their behalf by ESL. In July 1998, ESL nominated Mr. Daniel S. Dornier to our Board of Directors on behalf of the Series A and Series C Preferred Stockholders.

 (6) Number of shares being offered includes (i) 110,380 shares issuable upon the conversion of Series C Preferred Stock, (ii) an option to purchase 220,750 shares of common stock at an exercise price of $1.50 per share issued in connection with the Series C Preferred Stock private placement, and (iii) 3,784 shares issuable at our option as dividends on the Series C Preferred Stock. The additional shares listed as beneficially held, which will be owned after completion of this Offering, include the following:
      2,075 shares of common stock issued in connection with the Series A Preferred Stock private placement, a three-year option to purchase 168,750 shares of common stock at an exercise price of $1.78 per share, and a two-year warrant to purchase 100,000 shares of common stock at an exercise price equal to 75% of the average closing sale price of the common stock during the five trading days immediately prior to the date of exercise (approximately $1.23 per share as of February 5, 1999). All of these additional shares were issued in conjunction with the Series A Preferred Stock private placement which took place in July and August 1997, and have been registered for resale.

 (7) The number of shares being offered represents the estimated maximum number of shares of common stock which would be issuable as dividends on the Series A Preferred Stock over the period the Series A Preferred Stock remains outstanding using an assumed $1.00 average share price for the common stock over the period including the shares of common stock issued as dividends through the date of this prospectus. The 4% dividends on the Series A Preferred Stock are payable at a rate $.32 per annum per share on a quarterly basis on the first day of each of January, April, July and October in common stock. When paying dividends in common stock, the number of shares of common stock shall be based upon the 30 day average closing price prior to the dividend date of the common stock. Through January 31, 1999, EIL had earned dividends totaling 84,101 shares of common stock and has been issued 70,217 of these shares. During the period between February 1, 1999 and April 4, 1999 (approximately 60 days after the date of this Prospectus), EIL will accrue an additional 5,870 shares of common stock as dividends calculated by using an estimated stock average stock price of $1.75 per share over that period. The additional shares listed as beneficially held, which will be owned after completion of this offering, include 658,500 shares of common stock and 1,004,400 shares of common stock issuable upon the conversion of the 186,000 currently outstanding Series A Preferred Stock based upon the current conversion rate of 5.4 shares of common stock for each share of Series A Preferred Stock (subject to adjustment).

 (8) Represents shares issuable upon exercises of three-year warrants issued in connection with the certain bridgeloan financing agreements entered into with these selling stockholders over two periods during May through July 1997, and December 1998. The warrants issued during 1997 and 1998 have exercise prices of $1.60 and $1.00 per share, respectively, and are all fully vested.

 (9) Mr. Lopez served as our Vice President of Sales and Marketing from June to December 1997.

(10) Mr. Kennedy has served as our Chief Financial Officer and Secretary since December 1998. Messrs. Matthew and John McEvoy are Mr. Kennedy's adult children, and he expressly disclaims beneficial ownership over the shares held by these individuals. The additional shares listed as beneficially held, which will be owned after completion of this offering, include 26,190 shares of common stock currently held by Mr. Kennedy and 182,500 shares of common stock issuable upon exercise of currently exercisable employee stock options.

(11) Mr. Timothy J. Connolly is the President and sole owner of VTMC, which serves as the general partner of Voice Technologies Partners, L.P. ("VTPLP"). Mr. Connolly has served as our Chief Executive Officer, Chairman of the Board and as a Director since August 1996, and Jan Carson Connolly, his wife, has served as one our directors since that same date. The additional shares listed as beneficially held, which will be owned after completion of this offering, include 5,920,000 shares of common stock owned by VTPLP, 32,143 shares of common stock owned by Mr. Connolly, 126,970 shares of common stock owned by Mrs. Connolly, and 500 and 100,000 shares of common stock issuable upon exercise of currently exercisable employee stock options owned by Mr. and Mrs. Connolly, respectively.

(12) Mr. Edward Powell is the President and sole owner of Edmore Investments, and has served as one of our directors since March 1997. The additional shares listed as beneficially held, which will be owned after completion of this offering, include 19,125 shares of common stock owned by Mr. Powell and 66,667 shares of common stock issuable upon exercise of currently exercisable employee stock options owned by Mr. Powell.

(13)  Mr. Skamser served as our President from April 1997 to February 1998.

(14)  Mr. Ritchie has served as our Chief Operating Officer since August 1998.

(15) Mr. Spiegelhauer has served as our Vice President C Sales and Marketing since August 1998.

(16) Represent common stock issuable upon exercise of stock options issued in exchange for services provided pursuant to a consulting agreement dated November 1, 1997 and amended on April 23, 1998. The agreement includes a fee of $12,500 per month. Under this agreement, Mr. Wilson provides consulting services directly relating to corporate operations and the implementation of the medical dictation/transcription piece of our business plan. This consulting agreement has a term expiring on March 31, 1999. In addition to the cash compensation, Mr. Wilson has been granted 250,000 options. All of the 250,000 shares to be issued upon exercise of the consulting options and offered hereby have vested or will vest within 60 days of the date of this prospectus. These 10-year options have an exercise price of $1.875 per share. In addition to the 250,000 shares of common stock issuable upon exercise of options and offered hereby, the shares beneficially held by Mr. Wilson include 133,333 shares of common stock issuable upon the exercise of stock options granted pursuant to our 1997 Incentive Plan. Mr. Wilson has served as one of our directors since 1997.

(17) Represent common stock issuable upon exercise of stock options issued in exchange for services provided pursuant to a consulting agreement dated November 15, 1997 and amended on April 23, 1998. The agreement includes a fee of $10,000 per month during which Mr. Martin provides a minimum of 15 days of consulting services. Under this agreement, Mr. Martin provides consulting services to us directly relating to marketing and promotion of our products and services. This consulting agreement expired on November 14, 1998. In addition to the cash compensation, Mr. Martin has been granted 32,000 options. The 10-year options have an exercise price of $1.875 per share and are fully vested.

(18) Represent common stock issuable upon exercise of stock options issued in exchange for services provided pursuant to a consulting agreement dated November 1, 1997, and amended on April 23, 1998. The agreement includes a fee of $1,000 per day for each day consulting services are provided. Under this agreement, Milbery provides consulting services to us directly relating to the technical viability of our products. This consulting agreement has a term expiring on March 31, 1999. In addition to the cash compensation, Milbery was granted a ten-year option under our incentive plan to purchase 50,000 shares of common stock, which is fully vested. In addition, he has been granted a ten-year option to purchase 100,000 shares of common stock at an exercise price of $1.875 which is fully vested.

(19) Represents 13,500 shares of common stock and options to purchse 350,000 shares of common stock issued to Fortress in exchange for their services as investment banking advisors. The options will expire on June 22, 1999, and have the following exercise prices: 150,000 at $1.00, 100,000 at $2.00 and 100,000 at $3.00.

(20) The shares beneficially owned by these selling stockholders represent shares issuable upon exercise of warrants issued to them in connection with a letter agreement (the "Letter Agreement") entered into between us and Sands dated July 22, 1998. Pursuant to the Letter Agreement, Sands has agreed to perform financial advisory services for us through July 22, 1999, in exchange for (i) a $50,000 non-refundable and non-accountable fee of $50,000, and (ii) 500,000 three- year warrants to purchase common stock at an exercise price of $1.50 issued to Sands or its designee(s). The warrants were issued as follows: Mr. Brodie C 50,000; Sands C 250,000; and Mr. Sterling 200,000. The warrants vest in four equal quarterly installments over the term of the Letter Agreement. Of the warrants issued to Mr. Brodie, Sands and Mr. Sterling, 25,000, 125,000 and 100,000 are currently vested, respectively. An additional 12,500, 62,500 and 50,000 of the remaining warrants for each, respectively, will vest on each of April 21 and July 21, 1999.

(21) Represents shares of common stock issuable upon exercise of options granted to these selling stockholders, each of whom was a member of our Medical Advisory Board. Each of these options has an exercise price of $2.062.

(22) Represents shares of common stock issuable upon conversion of 2,285 shares of Series B Preferred Stock, par value $.10 per share (the "Series B Preferred Stock"), in the following amounts: Dominion C 750; and Sovereign C 1,535. The Series B Preferred Stock has a floating conversion rate calculated by dividing the $1,000 stated value of the shares being converted by an amount equal to 78% of the 5 day average closing bid price of the common stock; provided, however, that such conversion rate cannot be below $.75. As of February 5, 1999, the outstanding shares of Series B Preferred Stock would have been convertible into an aggregate of approximately 1,768,736 shares of common stock. For the purpose of estimating the number of shares of common stock to be included in this registration statement, we calculated the number of shares of common stock issuable in connection with the conversion of our Series C Preferred Stock using an estimated minimum average conversion price of $1.25. Since we previously registered 2,500,000 shares of common stock for issuance upon conversion of the Series B Preferred Stock, and only 1,169,983 shares have been issued to date, an additional 484,538 and 845,479 shares of common stock may be resold pursuant to the previously filed registration statement by Dominion and Sovereign, respectively. In addition to the shares issuable upon conversion of the Series B Preferred Stock, the Column entitled "Number of Shares Being Offered" includes the estimated maximum number of shares of common stock which would be issuable as dividends on the Series B Preferred Stock over the period the Series B Preferred Stock remains outstanding. This estimate includes 21,000 and 42,980 shares of common stock payable as dividends to Dominion and Sovereign, respectively. The 5% dividends on the Series B Preferred Stock are payable on the purchase price of the Series B Preferred Stock of $1,000 upon each conversion in cash or in common stock at our option. When paying dividends in common stock, the number of shares of common stock shall be calculated by dividing the amount of the dividend payable by 78% of the average closing bid price over the five day period prior to the conversion date. The estimate used herein assumed an average dividend conversion price of $1.25 over the estimated dividend period. Pursuant to a limitation contained in the Series B Preferred Stock Certificate of Designation, neither Sovereign or Dominion are able to convert into an amount of shares of common stock which would cause them to be deemed the beneficial owner of more than 4.9% of the then outstanding common stock. Therefore, the number of shares of common stock listed as owned prior to the offering would equal 4.9% of the currently outstanding shares of common stock if issued, the number listed as beneficially held after the offering would equal 4.9% of the then outstanding shares of common stock if issued unless, in the case of Dominion, they would own fewer than that number of shares.

                              PLAN OF DISTRIBUTION

          Pursuant to this prospectus, the selling stockholders may sell shares of common stock from time to time in transactions on such exchanges or markets as the common stock may be listed for trading from time to time, in privately-negotiated transactions, in an underwritten offering, or by a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. As used herein, "selling stockholders" includes pledgees, donees, transferees and other successors in interest to the selling stockholders selling shares received from a selling stockholder after the date of this prospectus. The selling stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

          Other methods by which the shares of common stock may be sold include, without limitation: (i) transactions which involve cross or block trades or any other transaction permitted by the OTCBB or other trading markets, (ii) "at the market" to or through market makers or into an existing market for the common stock, (iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,
(iv) through transactions in options or swaps or other derivatives (whether exchange-listed or otherwise), (v) through short sales, or (vi) any combination of any such methods of sale. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to such broker dealers of the common stock offered hereby, which common stock such broker-dealers may resell pursuant to this prospectus. The selling stockholders may also make sales pursuant to Rule 144 under the Securities Act of 1933, as amended, if such exemption from registration is otherwise available.

          The selling stockholders and any broker-dealers who act in connection with the sale of shares of common stock hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

          Pursuant to certain Registration Rights Agreements with certain of the selling stockholders, we have agreed to indemnify certain of the selling stockholders and each underwriter, if any, against certain liabilities, including certain liabilities under the Securities Act as amended, or will contribute to payments such selling stockholders or underwriters may be required to make in respect of certain losses, claims, damages or liabilities.



                                 LEGAL MATTERS

          The legality of the securities offered hereby will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas.



                                    EXPERTS

          The financial statements of Applied Voice Recognition, Inc. incorporated by reference in Applied Voice Recognition, Inc.'s Annual Report (Form 10-KSB) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          The financial statements of Applied Voice Recognition, Inc. incorporated by reference in Applied Voice Recognition, Inc.'s Annual Report (Form 10-KSB) for the year ended December 31, 1996, have been audited by Malone & Bailey, PLLC, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

          WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE BELOW.

                             --------------------

                               TABLE OF CONTENTS


                                                                        Page
                                                                        ----

Where You Can Find More Information.....................................   2
Risk Factors............................................................   3
About Us................................................................  12
Use of Proceeds.........................................................  12
Selling Stockholders....................................................  13
Plan of Distribution....................................................  17
Legal Matters...........................................................  17
Experts.................................................................  17

                             --------------------



--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                        APPLIED VOICE RECOGNITION, INC.



                               5,551,895 SHARES
                                       OF
                                  COMMON STOCK


                                   ----------
                                   PROSPECTUS
                                   ----------



                             --------------------




                              _____________, 1999



--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The estimated expenses payable by the Company in connection with the offering of the shares of Common Stock to be registered and offered hereby are as follows:


SEC registration fee.................................................  $ 2,219

Legal fees and expenses..............................................   20,000

Blue Sky fees and expenses (including
 legal expenses).....................................................    2,500

Accounting fees and expenses.........................................   10,000

Miscellaneous........................................................    2,500
                                                                       -------
   Total.............................................................  $37,219
                                                                       =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 145 of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action. In an action brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of such action, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses.

          The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner be reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. The statute contains additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders.

          The Certificate of Incorporation and Bylaws of the Company require it to indemnify its directors to the fullest extent permitted under Delaware law. Pursuant to employment agreements entered into by the Company with its executive officers and certain other key employees, the Company must indemnify such officers and employees in the same manner and to the same extent that the Company is required to indemnify its directors under the Company's Bylaws. The Certificate of Incorporation limits the personal liability of a director to the corporation or its stockholders to damages for breach of the director's fiduciary duty.

          The Company maintains officers' and directors' indemnity insurance against expenses of defending claims or payment of amounts arising out of good-faith conduct believed by the officer or director to be in or not opposed to the best interest of the Company.

ITEM 16.  EXHIBITS.

The following exhibits are filed with this Registration Statement:

EXHIBIT
NUMBER                          IDENTIFICATION OF EXHIBIT
------                          --------------------------
*5.1                            Opinion of Porter & Hedges, L.L.P.
23.1                            Consent of Malone & Bailey, PLLC
23.2                            Consent of Ernst & Young LLP
23.3                            Consent of Porter & Hedges, L.L.P. (included in
                                 its Opinion filed as Exhibit 5.1 hereto).
  *  To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

          The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation or Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution nor previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 5th day of February, 1999.

                                 APPLIED VOICE RECOGNITION, INC.

                                  /s/ Timothy J. Connolly
                                  ----------------------------------------------
                                                 Timothy J. Connolly
                                  Chief Executive Officer, Chairman of the Board
                                                    and Director


                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy J. Connolly and William T. Kennedy, and each of them, either of whom may act without joinder of the other, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments and supplements to this Registration Statement, and to file the same, or caused to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on this 5th day of February, 1999.


          SIGNATURE                                   TITLE
          ---------                                   ------

 /s/ Timothy J. Connolly
-----------------------------   Chief Executive Officer, Chairman of the Board
Timothy J. Connolly             and Director


 /s/ William T. Kennedy
-----------------------------   Chief Accounting Officer, Chief Financial
William T. Kennedy              Officer and Assistant Secretary

 /s/ Jan Carson Connolly
-----------------------------   Director
Jan Carson Connolly


-----------------------------   Director
Daniel S. Dornier


-----------------------------   Director
G. Edward Powell

 /s/ Michael J. Wilson
-----------------------------   Director
Michael J. Wilson

 /s/ J. William Boyar
-----------------------------   Director
J. William Boyar


-----------------------------   Director
Raymond R. Betz

                               INDEX TO EXHIBITS


EXHIBIT                                                            SEQUENTIAL
NUMBER                IDENTIFICATION OF EXHIBIT                      PAGE NO.
------                -------------------------                      --------
*5.1               Opinion of Porter & Hedges, L.L.P.
23.1               Consent of Malone & Bailey, PLLC
23.2               Consent of Ernst & Young LLP
23.3               Consent of Porter & Hedges, L.L.P.
                   (included in its Opinion filed as
                    Exhibit 5.1 hereto).

   *    To be filed by amendment.